As filed with the Securities and Exchange Commission on February 15, 2017

SEC File No. 812-14455

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

In the Matter of:

ALLIANZ FUNDS

ALLIANZ FUNDS MULTI-STRATEGY TRUST

ALLIANZGI INSTITUTIONAL MULTI-SERIES TRUST

PREMIER MULTI-SERIES VIT

ALLIANZ GLOBAL INVESTORS U.S. LLC

AMENDED APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTIONS 18(f) AND 21(b); UNDER SECTION 12(d)(1)(J) FOR AN EXEMPTION FROM SECTION 12(d)(1); UNDER SECTIONS 6(c) AND 17(b) FOR AN EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2) AND 17(a)(3); AND UNDER SECTION 17(d) AND RULE 17d-1 TO PERMIT CERTAIN JOINT ARRANGEMENTS AND TRANSACTIONS

Please direct all communications, notices and orders regarding this amended application to:

George B. Raine, Esq.

Ropes & Gray LLP

800 Boylston St. Boston, MA 02199

Phone: (617) 951-7556

Fax: (617) 235-7447

Copies to:

Thomas J. Fuccillo, Esq.

Allianz Global Investors U.S. LLC

1633 Broadway

New York, New York 10019

This Amended Application (including Exhibits) contains 29 pages.

I.	STATEMENT OF FACTS

Allianz Funds, Allianz Funds Multi-Strategy Trust, AllianzGI Institutional Multi-Series Trust, and Premier Multi-Series VIT, each an open-end management investment company that offers one or more series of shares, on their own behalf and on behalf of each of their respective series, and any registered open-end management investment company or series thereof that may be advised by an Adviser (as defined below) in the future (each a “Fund” and, collectively, the “Funds”), together with Allianz Global Investors U.S. LLC (“AllianzGI US”),1 the Funds’ investment adviser, hereby submit their amended application for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 18(f) and 21(b); under Section 12(d)(1)(J) for an exemption from Section 12(d)(1); under Sections 6(c) and 17(b) for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3); and under Section 17(d) and Rule 17d-1 to permit certain joint arrangements and transactions (the “Amended Application”). Each of the Funds and the Adviser is referred to as an “Applicant” and, collectively, the “Applicants.”2

Applicants request that the order also apply to any existing or future series of the Funds and to any other registered open-end management investment company or its series for which AllianzGI US and each successor3 thereto or a person controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with AllianzGI US serves as investment adviser (each such investment adviser may be referred to as the “Adviser” and, collectively, the “Advisers”).

Future series of Funds may be money market funds that comply with rule 2a-7 of the 1940 Act (each a “Money Market Fund” and collectively, the “Money Market Funds” and they are included in the term “Funds”).4 All Funds that currently intend to rely on the requested order have been named as Applicants and any other Fund that relies on the requested order in the future will comply with the terms and conditions of the Amended Application.

[1]	Allianz Global Investors Fund Management LLC (“AGIFM”) merged with and into AllianzGI US (the “Reorganization”) on or about October 1, 2016. In connection with the Reorganization, AllianzGI US assumed and became a party to the investment advisory agreements between AGIFM and the Funds by operation of law, and thereafter serves as each Fund’s investment adviser. The Reorganization was not deemed an “assignment” of AGIFM’s advisory contracts under the 1940 Act. Following the Reorganization, AllianzGI US manages assets of the Funds in a manner substantially identical to the way in which they were managed in the previous structure where AGIFM served as the investment manager and administrator and delegates portfolio management to sub-advisers as further described below in Section III.b.
[2]	Each Applicant shall rely exclusively on the relief, if granted, under the conditions set forth herein. The Applicants shall not rely on the existing order set forth in Investment Company Act Release No. 25272 dated November 19, 2001, granting relief related to interfund lending transactions to PIMCO Funds et al. or any current or future amendments thereto.
[3]	For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of a business organization.
[4]	In the event that future Funds include Money Market Funds, such Money Market Funds typically will not participate as borrowers in the Interfund Program because they rarely need to borrow cash to meet redemptions.

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II.	INTRODUCTION

The requested relief will permit the Applicants to participate in an interfund lending facility whereby the Funds may directly lend to and borrow money from each other for temporary purposes (the “Interfund Program”), provided that the loans are made in accordance with the terms and conditions described in this Amended Application. The relief requested will enable the Funds to access an available source of money and reduce costs incurred by the Funds that need to obtain loans for temporary purposes. The relief requested also will permit those Funds that have uninvested cash available: (i) to earn a return on the money that they might not otherwise be able to invest; or (ii) to earn a higher rate of interest on investment of their short-term balances. Applicants submit that the requested exemptions are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

III.	BACKGROUND

a.	Description of the Funds

Each of the Allianz Funds, Allianz Funds Multi Strategy Trust, AllianzGI Institutional Multi-Series Trust, and Premier Multi-Series VIT is organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end management investment company. The trusts currently consist of 18, 39, 2 and 2 separate investment series, respectively, each of which each pursues different investment objectives and principal investment strategies. Each trust currently offers its shares pursuant to a currently effective registration statement registering its shares under the Securities Act of 1933 (the “1933 Act”).

b.	Description of the Adviser

AllianzGI US is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”). AllianzGI US is a Delaware limited liability company and serves as investment adviser to each of the Funds pursuant to an investment management agreement between AllianzGI US and the trust. AllianzGI US employs a sub-adviser (the “Sub-Adviser”) to manage the assets of each Fund pursuant to sub-advisory agreements between AllianzGI US and the Sub-Adviser.5 The Sub-Adviser is registered as an investment adviser under the Advisers Act. Each successive Adviser will be registered as an investment adviser under the Advisers Act

AllianzGI US is a wholly-owned direct subsidiary of Allianz Global Investors U.S. Holdings LLC and an indirect subsidiary of Allianz Asset Management of America L.P. (“AAMA”). AAMA’s sole general partner is Allianz Asset Management of America LLC. PFP Holdings Inc. (“PFP”) owns a less than 1% limited partnership interest in AAMA. Allianz Asset Management of America LLC has three members: Allianz of America, Inc. (“Allianz of

[5]

In connection with the Reorganization discussed above, sub-advisory agreements between AGIFM and AllianzGI US terminated and any sub-advisory agreements between AGIFM and other sub-advisers were novated to AllianzGI US. Any such agreements were promptly restated to reflect that AllianzGI US is the legal entity serving as the investment adviser for all Funds.

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America”), a Delaware corporation that owns a 99.8% non-managing interest; Allianz Asset Management Aktiengesellschaft, a German company that owns a 0.1% non-managing interest; and Allianz Asset Management of America Holdings Inc., a Delaware corporation that owns a 0.1% managing interest. The sole member of PFP is Allianz of America. Allianz of America is a wholly-owned indirect subsidiary of Allianz SE. Allianz Asset Management of America Holdings Inc. is a wholly-owned subsidiary of Allianz Asset Management Aktiengesellschaft, which is an indirect subsidiary of Allianz SE. Therefore, Allianz SE indirectly holds a controlling interest in AAMA. Allianz SE is a European-based, multinational insurance and financial services holding company and a publicly-traded German company. Allianz SE shares are listed on German stock exchanges and are traded in the U.S. over-the-counter market via American Depositary Receipts (“ADRs”) on OTCQX.

c.	Current Borrowing Practices

The Funds’ current same-day cash availability includes their cash positions and any cash that can be accessed through informal and uncommitted custodial overdraft arrangements with each Fund’s custodial bank. Allianz Funds, Allianz Funds Multi-Strategy Trust, AllianzGI Institutional Multi-Series Trust, and Premier Multi-Series VIT have also contracted for a revolving credit facility with The Northern Trust Company for the series contained in those trusts to meet any unexpected volume of redemptions or to cover unanticipated cash shortfalls. The amount of borrowing under the Fund’s lines of credit is limited to the amount specified by fundamental investment restrictions, the terms specified in the agreements, and/or other policies of the Funds and Section 18 of the 1940 Act. The Funds pay an annual credit facility fee for the lines of credit and pay interest on any borrowing at rates that are subject to upward adjustment when any past-due payments are outstanding. The Funds do not intend to terminate their current borrowing arrangements if the relief requested herein is granted, but may do so in the future.

As provided in the Funds’ registration statements, the Funds interpret their policies with respect to borrowing and lending to permit such activities as may be lawful for a Fund, to the full extent permitted by the 1940 Act or by exemption from the provisions therefrom pursuant to an exemptive order of the Commission. Current regulations effectively permit a Fund to borrow from a bank in an amount up to 1/3 of the Fund’s total assets (including the amount borrowed) and to borrow additional amounts up to 5% of the Fund’s total assets for temporary purposes. The Interfund Program may also be utilized for situations other than unusually high redemptions, such as if rates under any future third-party credit facilities become economically unattractive, though importantly, the Interfund Program cannot be used for leverage.6

d.	The Interfund Program

Under the order requested in this Amended Application, the Funds would be authorized to enter into a master interfund agreement with each other that will allow each Fund whose policies permit it to do so to lend money directly to and borrow money directly from other Funds for temporary purposes through the Interfund Program (each an “Interfund Loan”). Funds

[6]

Although the Funds do not typically borrow for investment purposes, they may engage in investment activities, such as short sales or derivatives, which may have the effect of investment leverage. The Funds will not borrow from the proposed credit facility for the purposes of leverage.

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issuing Interfund Loans are referred to below as “Borrowing Funds,” and Funds acquiring Interfund Loans are referred to below as “Lending Funds.” While custodian overdrafts (which may be available at the custodian’s discretion) generally could supply Funds with needed cash to cover unanticipated redemptions and “sales fails,” under the proposed Interfund Program, a Borrowing Fund would pay lower interest rates than those that would be typically payable under an overdraft with the custodian. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in overnight repurchase agreements or other substantially equivalent short-term investments (“Short-Term Instruments”). Thus, the proposed Interfund Program would benefit both Borrowing and Lending Funds. Although the proposed Interfund Program would reduce the Funds’ need to incur custodian overdrafts, in the future, the Funds would be free to establish committed lines of credit or other liquidity access arrangements with banks in addition to that described above. Each Fund would also have the potential of using custodian overdrafts if it is determined at the time that such course of action is more appropriate, as in cases where an urgent need arises that is better addressed through a custodian overdraft arrangement.

It is anticipated that the Interfund Program would provide a Borrowing Fund with potentially significant savings at times when the cash position of the Borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes, such as during periods when shareholders redeem from Funds in connection with the periodic re-balancing of their portfolios, and certain Funds have insufficient cash on hand to satisfy such redemptions. Another example could arise if shareholder redemption requests dramatically increase during a period of unusual market activity and cause the Funds to require short-term liquidity. When Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions and fixed-income instruments). However, a significant amount of redemption requests for the Funds normally are effected on a trade date plus one day (T+1) basis – i.e., the day following the trade date.7 The Interfund Program would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

Similarly, it is anticipated that a Fund could use the Interfund Program when a sale of securities “fails,” due to circumstances beyond the Fund’s control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the transaction. “Sales fails” may result in a cash shortfall if the Fund has undertaken to purchase securities using the proceeds from securities sold. In the event of a sales fail, the custodian typically extends temporary credit to cover the shortfall, and the Fund incurs overdraft charges. Alternatively, a Fund could (i) fail on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund; or (ii) sell a security on a same-day settlement basis, earning a lower return on the investment. Use of the Interfund Program under these circumstances would enable the Fund to have access to immediate short-term liquidity, without the Fund incurring custodian overdraft or other charges.

[7]	Although a significant amount of redemption requests for the Funds normally are effected on a trade date plus one day (T+1) basis, redemption payments can take as long as seven days from receipt of a request in good order and may be delayed further in certain limited circumstances.

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All Funds would be eligible to participate in the Interfund Program as Borrowing Funds or Lending Funds.

The interest rate charged to the Funds on any Interfund Loan (“Interfund Loan Rate”) would be determined daily by the Interfund Lending Team (as defined below) and will consist of the average of the (1) “Repo Rate” and (2) the “Bank Loan Rate,” as defined below. The “Repo Rate” for any day would be the highest rate available to a Lending Fund from investing in overnight repurchase agreements. The “Bank Loan Rate” for any day would be calculated by the Interfund Lending Team (as defined below) on each day an Interfund Loan is made according to a formula established by each Fund’s Board. The formula is designed to approximate the lowest interest rate at which a bank short-term loan would be available to the Fund. The formula would be based upon a publicly available rate (e.g., Federal funds rate and/or the London Interbank Offered Rate “LIBOR”), plus an additional spread of basis points and would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to approval of each Fund’s Board. In addition, the Board of each Fund periodically would review the continuing appropriateness of reliance on the formula used to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Fund. The continual adjustment of the Bank Loan Rate to reflect changes in prevailing bank loan rates, as well as the periodic review by the Board of each Fund of both the relationship between current bank rates and the Bank Loan Rate and the method of determining the Bank Loan Rate, would together ensure that the Bank Loan Rate remains (i) consistent with current market rates, and (ii) representative of the cost of borrowing from banks for the Funds’ short-term needs. The Interfund Loan Rate would be the same for all Borrowing Funds on a given day. Applicants submit that these procedures provide a high level of assurance that the Bank Loan Rate will be representative of prevailing market rates.

The Interfund Program will be administered by a new “Interfund Lending Team” which will consist of personnel from the fund administration, investment operations, fund operations, compliance and legal groups at the Adviser. No portfolio manager of any Fund will serve as a member of the Interfund Lending Team. On any day when a Fund needs to borrow money, the Interfund Lending Team will consider the cash positions and borrowing needs of all Funds. Under the proposed Interfund Program, portfolio managers for each participating Fund would have the ability to provide standing instructions to participate daily as a Borrowing Fund or Lending Fund. The Interfund Lending Team on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds from the Funds’ fund accountant or custodian. Applicants anticipate that there will typically be far more available uninvested cash each day than borrowing demand. Therefore, after the Interfund Lending Team has allocated cash for Interfund Loans, the Interfund Lending Team will invest any remaining cash in accordance with the instructions of each relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds. The Interfund Lending Team will also consider how much earned lending revenue each Fund has had and attempt to allocate borrowing across all Funds that may make Interfund Loans in an equitable fashion. If there is not enough cash available to meet all needs, the Interfund Lending Team will decide the amount of cash that will be allocated to each Fund needing to borrow money.

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The Interfund Loan Rate will never be set at a rate (i) less favorable to the Lending Fund than the Repo Rate or (ii) less favorable to a Borrowing Fund than the Bank Loan Rate. Thus, no Interfund Loan would be made on terms unfavorable to either the Lending Fund or the Borrowing Fund relative to these measures.

The Interfund Lending Team would allocate Interfund Loan demand and cash available for lending among the Funds on what the Interfund Lending Team believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as (i) the time a Fund files a request to participate, (ii) minimum loan lot sizes, and (iii) the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each Interfund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction. The Interfund Lending Team will make an Interfund Loan in the required amount or for the amount of cash that is available only if the Interfund Loan Rate is more favorable to the Lending Fund than the Repo Rate and more favorable to the Borrowing Fund than the Bank Loan Rate. To ensure the Interfund Program will not interfere with an investment program, a portfolio manager may elect for his or her fund(s) not to participate in the Interfund Program for whatever amount of time they believe necessary to complete the investment program. The Interfund Lending Team will honor the election and short-term cash will be managed in accordance with current operating procedures. It is anticipated that Funds whose portfolio managers “opt out” of the Interfund Program will opt out of lending and borrowing.

The Interfund Lending Team would not solicit cash for the Interfund Program from any Fund or disseminate Interfund Loan demand data to any portfolio manager of a Fund. Once the Interfund Lending Team has determined the aggregate amount of cash available for Interfund Loans and corresponding demand, the Interfund Lending Team will allocate loans among Borrowing Funds without any further communication from the portfolio managers of the Funds.

The Interfund Lending Team would (a) monitor the Interfund Loan Rates charged and the other terms and conditions of the Interfund Loans; (b) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations; (c) implement and follow procedures designed to ensure equitable treatment of each Fund; and (d) make quarterly reports to the Board of each Fund concerning any transactions by the applicable Fund under the Interfund Program and the Interfund Loan Rate charged.

The Advisers, through the Interfund Lending Team, would administer the Interfund Program as disinterested fiduciaries as part of their duties under the investment management agreement with each Fund and would receive no additional fee as compensation for their services in connection with the administration of the Interfund Program. The procedures for allocating cash among borrowers and determining loan participations among lenders, together with related administrative procedures, will be approved by the Board of each Fund, including a majority of the Board members who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (“Independent Board Members”), to ensure that both borrowing and Lending Funds participate on an equitable basis. As part of the Board’s review of the continuing appropriateness of a Fund’s participation in the proposed credit facility as required by condition 14, the Board members of the Fund, including a majority of the Independent Board Members, also will review the process in place to appropriately assess: (i) if the Fund participates as a lender, any effect its participation may have on the Fund’s liquidity risk; and (ii) if the Fund participates as a borrower, whether the Fund’s portfolio liquidity is sufficient to satisfy its obligations under the facility along with its other liquidity needs.

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The Interfund Program would permit a Fund to lend to another Fund on an unsecured basis only if the Borrowing Fund’s total outstanding borrowings from all sources are equal to or less than 10% of its total assets immediately after the interfund borrowing. If the total outstanding borrowings of the Borrowing Fund immediately after the interfund borrowing were greater than 10% of its total assets, the Lending Fund could lend only on a secured basis. Under current investment restrictions, each Fund’s lending activities are also limited. The Funds may only lend to the extent permitted by the 1940 Act, or interpretations or modifications by the Commission, Commission staff or other authority, and any applicable exemptive relief. Amounts borrowed by each Fund, including any amount borrowed through the Interfund Program, must be consistent with the restrictions applicable to each Fund at the time of the borrowing. The Interfund Lending Team will verify with the Adviser of a Borrowing Fund that a Borrowing Fund must either have receivables, assets that mature, or liquid assets that will be sold so that the duration of any borrowings made under the Interfund Program will be limited to the time it takes to receive payments from these sources to pay off the obligation incurred under the Interfund Program. In addition, amounts borrowed through the proposed Interfund Program would be reasonably related to a Fund’s temporary borrowing need. In order to facilitate monitoring of these conditions, Applicants will limit a Fund’s borrowings through the proposed Interfund Program, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. All loans would be callable on one business day’s notice by the Lending Fund. A Borrowing Fund could repay an outstanding loan in whole or in part at any time. While the Borrowing Fund would pay interest on the borrowings, the Borrowing Fund would not pay any fees in connection with any early repayment of an Interfund Loan. The Funds will not borrow from the proposed Interfund Program for leverage purposes.

No Fund may participate in the Interfund Program unless (i) the Fund has obtained shareholder approval for its participation, if such approval is required by law, (ii) the Fund has fully disclosed all material information concerning the Interfund Program in its registration statement on Form N-1A (or any successor form adopted by the Commission), and (iii) the Fund’s participation in the Interfund Program is consistent with its investment objectives, limitations, and organizational documents.

IV.	STATUTORY PROVISIONS

Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to sell a security it issues to another investment company or purchase any security issued by any other investment company except in accordance with the limitations set forth in that Section.

Section 17(a)(1) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly selling securities or other property to the investment company when acting as principal.

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Section 17(a)(2) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly purchasing securities or other property from the investment company when acting as principal.

Section 17(a)(3) of the 1940 Act generally prohibits any affiliated person, or affiliated person of such a person, from borrowing money or other property from a registered investment company when acting as principal.

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant unless permitted by a Commission order upon application.

Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing any senior security except that any such registered company shall be permitted to borrow from any bank provided that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company. Under Section 18(g) of the 1940 Act, the term “senior security” includes any bond, debenture, note, or similar obligation or instrument constituting a security and an evidence of indebtedness.

Section 21(b) of the 1940 Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with that company.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Section 2(a)(9) of the 1940 Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company,” but excludes situations in which “such power is solely the result of an official position with such company.”

Section 6(c) of the 1940 Act provides that an exemptive order may be granted if and to the extent that such an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.

Section 12(d)(1)(J) of the 1940 Act provides that by order upon application the Commission also may exempt persons, securities or transactions from any provision of Section 12(d)(1) of the 1940 Act “if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

Section 17(b) of the 1940 Act generally provides that the Commission may grant applications and issue orders exempting a proposed transaction from the provisions of Section 17(a) of the 1940 Act provided that (1) the terms of the transaction, including the compensation to be paid or received, are reasonable and fair and do not involve any overreaching, (2) the proposed transaction is consistent with the policy of each registered investment company as recited in its registration statement, and (3) the proposed transaction is consistent with the general purposes of this title.

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Rule 17d-1(b) under the 1940 Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

V.	REQUEST FOR ORDER

In connection with the Interfund Program, Applicants request an order under (i) Section 6(c) of the 1940 Act granting relief from Sections 18(f) and 21(b) of the 1940 Act; (ii) Section 12(d)(1)(J) of the 1940 Act granting relief from Section 12(d)(1) of the 1940 Act; (iii) Sections 6(c) and 17(b) of the 1940 Act granting relief from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act; and (iv) Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

a.	Conditions of Exemption

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	The Interfund Loan Rate will be set at the average of the Repo Rate and the Bank Loan Rate.

2.	On each business day when an Interfund Loan is to be made, the Interfund Lending Team will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is (i) more favorable to the Lending Fund than the Repo Rate, and (ii) more favorable to the Borrowing Fund than the Bank Loan Rate.

3.	If a Fund has outstanding bank borrowings, any Interfund Loan to the Fund will: (i) be at an interest rate equal to or lower than the interest rate of any outstanding bank loan; (ii) be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the Lending Fund) constitute an immediate event of default under the interfund agreement, entitling the Lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral), and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the Borrowing Fund.

4.

A Fund may make an unsecured borrowing under the Interfund Program if its outstanding borrowings from all sources immediately after the borrowing under the Interfund Program are equal to or less than 10% of its total assets, provided that if the Fund has a

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secured loan outstanding from any other lender, including but not limited to another Fund, the Fund’s borrowing under the Interfund Program will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund’s total outstanding borrowings immediately after borrowing under the Interfund Program exceed 10% of its total assets, the Fund may borrow under the Interfund Program on a secured basis only. A Fund may not borrow under the Interfund Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets or any lower threshold provided for by a Fund’s fundamental restriction or non-fundamental policy.

5.	Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will, within one business day thereafter: (i) repay all its outstanding Interfund Loans; (ii) reduce its outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% is repaid, or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day, and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the Interfund Loan.

6.	No Fund may lend to another Fund through the Interfund Program if the loan would cause the Lending Fund’s aggregate outstanding loans under the Interfund Program to exceed 15% of its current net assets at the time of the loan.

7.	A Fund’s Interfund Loans to any one Fund shall not exceed 5% of the Lending Fund’s net assets.

8.	The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9.	A Fund’s borrowings through the Interfund Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of a Fund’s sales fails for the preceding seven calendar days.

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10.	Each Interfund Loan may be called on one business day’s notice by a Lending Fund and may be repaid on any day by a Borrowing Fund.

11.	A Fund’s participation in the Interfund Program must be consistent with its investment restrictions, policies, objectives and limitations, and organizational documents.

12.	The Interfund Lending Team will calculate total Fund borrowing and lending demand through the Interfund Program, and allocate Interfund Loans on an equitable basis among the Funds, without the intervention of any portfolio manager of the Funds. The Interfund Lending Team will not solicit cash for the Interfund Program from any Fund or prospectively publish or disseminate loan demand data to the portfolio managers of the Funds. The Interfund Lending Team will invest all amounts remaining after satisfaction of borrowing demand in accordance with the instructions (including any standing instructions to have uninvested cash swept into an overnight repurchase agreement or similar facility with its custodian bank) of each relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

13.	The Interfund Lending Team will monitor the Interfund Loan Rate charged and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Boards of the Funds concerning the participation of the Funds in the Interfund Program and the terms and other conditions of any extensions of credit under the Interfund Program.

14.	The Board of each Fund, including a majority of the Independent Board Members, will (i) review, no less frequently than quarterly, each Fund’s participation in the Interfund Program during the preceding quarter for compliance with the conditions of any order permitting such participation; (ii) establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans; (iii) review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula and; (iv) review, no less frequently than annually, the continuing appropriateness of each Fund’s participation in the Interfund Program.

15.	Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the Interfund Program occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available at the time each Interfund Loan is made on overnight repurchase agreements and bank borrowings, and such other information presented to the Boards of the Funds in connection with the review required by conditions 13 and 14.

16.

In the event an Interfund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the Lending Fund makes a demand for payment under the provisions of the interfund agreement, the Adviser to the Lending Fund promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of the Fund involved in the loan, who will

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serve as arbitrator of disputes concerning Interfund Loans.[8] The arbitrator will resolve any dispute promptly, and the arbitrator’s decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Board of each Fund setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

17.	The Advisers will prepare and submit to the Board for review an initial report describing the operations of the Interfund Program and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the Interfund Program, the Advisers will report on the operations of the Interfund Program at the Board’s quarterly meetings.

Each Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, shall prepare an annual report for its Board each year that the Fund participates in the Interfund Program, that evaluates the Fund’s compliance with the terms and conditions of the Amended Application and the procedures established to achieve such compliance. Each Fund’s chief compliance officer will also annually file a certification pursuant to item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in the Interfund Program, that certifies that the Fund and its Adviser have implemented procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:

(a)	that the Interfund Loan Rate will be set at a rate higher than the Repo Rate, but lower than the Bank Loan Rate;

(b)	compliance with the collateral requirements as set forth in the Amended Application;

(c)	compliance with the percentage limitations on interfund borrowing and lending;

(d)	allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board; and

(e)	that the Interfund Loan Rate does not exceed the interest rate on any third-party borrowings of a Borrowing Fund at the time of the Interfund Loan.

Additionally, each Fund’s independent auditor, in connection with their audit examination of the Fund, will continue to review the operation of the Interfund Program for compliance with the conditions of the Amended Application, and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR, as such Form may be revised, amended or superseded from time to time.

[8]	If the dispute involves Funds that do not have a common Board, the Board of each affected Fund will select an independent arbitrator that is satisfactory to each Fund.

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18.	No Fund will participate in the Interfund Program, upon receipt of requisite regulatory approval, unless it has fully disclosed in its registration statement on Form N-1A (or any successor form adopted by the Commission) all material facts about its intended participation.

VI.	SUPPORT OF THE EXEMPTION

a.	Precedents

The Commission has granted orders permitting a number of fund complexes to establish an interfund lending program based on conditions substantially the same to those proposed in this Amended Application: e.g., Northern Funds, Investment Co. Act Release No. 29368 (July 23, 2010) (notice), and 29381 (August 18, 2010) (order) (the “Northern Funds Order”); MFS Series Trust I, Investment Co. Act Release Nos. 29827 (Sept. 30, 2011) (notice), and 29849 (Oct. 26, 2011) (order) (the “MFS Order”); Principal Funds, Inc., Investment Co. Act Release Nos. 29824 (Sept. 29, 2011) (notice), and 29843 (Oct. 25, 2011) (order) (the “Principal Funds Order”); John Hancock Variable Insurance Trust, Investment Co. Act Release Nos. 29865 (Nov. 18, 2011) (notice), and 29885 (Dec. 14, 2011) (order) (the “John Hancock Order”); Fidelity Aberdeen Street Trust, Investment Co. Act Release Nos. 30258 (Nov. 6, 2012) (notice), and 30288 (Dec. 3, 2012) (order) (the “Fidelity Order”); DFA Investment Dimensions Group Inc. et al., Investment Co. Act Release Nos. 30976 (Mar. 7, 2014) (notice), and 31001 (Apr. 2, 2014) (“DFA Order”), Vanguard Admiral Funds, et al., Investment Co. Act Release Nos. 31021 (Apr. 17, 2014) (Notice), and 31044 (May 13, 2014) (Order) (the “Vanguard Order”); Ivy Funds, et al., Investment Co. Act Release Nos. 31068 (Jun. 2, 2014) (notice), and 31138 (Jun. 30, 2014) (“Ivy Order”); BMO Funds, Inc., et al., Investment Co. Act Release Nos. 31146 (Jul. 2, 2014) (notice), and 31193 (Jul. 30, 2014) (“BMO Order”); JNL Series Trust, et al., Investment Co. Act Release Nos. 31261 (Sep. 24, 2014) (notice), and 31297 (Oct. 20, 2014) (“JNL Order”); PNC Funds, et al., Investment Co. Act Release Nos. 31976 (Feb. 1, 2016) (notice), and 32010 (Feb. 29, 2016) (“PNC Order”); AMCAP Fund, et al., Investment Co. Act Release Nos. 32049 (Mar. 24, 2016) (notice), and 32077 (Apr. 19, 2016) (“AMCAP Order”); Bridge Builder Trust, et al., Investment Co. Act Release Nos. 32103 (May 4, 2016) (notice), and 32135 (Jun. 1, 2016) (“Bridge Builder Order”); TCW Alternative Funds, et al., Investment Co. Act Release Nos. 32113 (May 11, 2016) (notice), and 32141 (Jun. 7, 2016) (“TCW Order”); Nationwide Mutual Funds, et al., Investment Co. Act Release Nos. 32115 (May 16, 2016) (notice), and 32148 (Jun. 13, 2016) (“Nationwide Order”); MainStay Funds Trust, et al., Investment Co. Act Release Nos. 32163 (Jun. 27, 2016) (notice), and 32190 (Jul. 25, 2016) (“MainStay Order”); and Lord Abbett Family of Funds and Lord, Abbett & Co. LLC, Investment Co. Act Release Nos. 32167 (Jun. 29, 2016) (notice), and 32192 (Jul. 26, 2016) (“Lord Abbett Order”).

Applicants seek relief from Section 17(a)(2) to the extent that the granting of a security interest by a Fund to another Fund could be deemed to be a knowing “purchase” of a security. Although the term “purchase” is not necessarily inclusive of transfers of all kinds of property rights or equitable interests, including pledges, Applicants contend that the taking of a pledge or security interest in the property of a borrowing by a Lending Fund, could be deemed to be a “purchase” by the Lending Fund. Applicants believe that since a pledge could be construed to be a purchase and since most prior applicants conditioned their applications on granting pledges under certain circumstances, accordingly, relief from Section 17(a)(2) of the 1940 Act is

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appropriate to assure that the Borrowing Funds can pledge their securities as contemplated by Applicants’ proposed Condition of Exemption 5. Most of the older precedent cited above did not seek or grant relief from Section 17(a)(2) of the kind sought by Applicants herein. The Northern Funds Order, MFS Order, Principal Funds Order, John Hancock Order, DFA Order, Vanguard Order, Ivy Order, and JNL Order in particular, are very strong precedent for the relief requested by Applicants in so far as the process used in those applications to administer interfund loans are indistinguishable from that which Applicants propose to use. The Northern Funds Order, MFS Order, Principal Funds Order, John Hancock Order, DFA Order, Vanguard Order, Ivy Order, and JNL Order also each grant relief from Section 17(a)(2), as would the present amended application.

b.	Statements in Support of Amended Application

The proposed Interfund Program is intended to be used by the Funds solely as a means of (i) reducing the cost incurred by the Funds in obtaining short-term access to cash, such as custodian overdrafts, for temporary purposes, and (ii) increasing the return received by the Funds in the investment of their daily cash balances. Other than their receipt of its fees under the investment management agreement with each Fund, the Advisers have no pecuniary or other stake in the Interfund Program.

The Independent Board Members of the Funds have carefully considered the benefits and possible additional risk to the Funds as result of their participation in the Interfund Program and have concluded that participation in the Interfund Program would be in the best interests of each Fund.

The significant benefits to be derived from participation in the Interfund Program will be shared both by Lending Funds and Borrowing Funds. The interest rate formula is designed to ensure that Lending Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in repurchase agreements or other short-term investment, and that Borrowing Funds always incur lower borrowing costs than they otherwise would through custodian overdrafts. Interfund Loans will be made only when both of these conditions are met. To ensure that these conditions are met, the Interfund Lending Team will compare the Bank Loan Rate with the Repo Rate on each business day that an interfund loan is made. (It is not anticipated that the Interfund Lending Team will compare rates on days when no lending or borrowing will be necessary.) A Fund could participate in the proposed Interfund Program only if the Interfund Loan Rate were higher than the Repo Rate and lower than the Bank Loan Rate.

Furthermore, the Applicants believe that these benefits can be achieved without any significant increase in risk. The Applicants believe that the risk of default on Interfund Loans would be de minimis given the asset coverage requirements for any Interfund Loan, the liquid nature of most Fund assets, and the conditions governing the Interfund Program.

The Interfund Program has been designed to serve as a supplemental source of credit only for the Funds’ normal short-term borrowing and short-term cash investment activities, which involve no significant risks of default.

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A Fund will be able to borrow under the Interfund Program on an unsecured basis only if the Fund’s total outstanding borrowings from all sources immediately after the borrowing under the Interfund Program is equal to 10% or less of its total assets as of the end of the business day on which the borrowing request is made. Moreover, if a Fund has a secured loan from any other lender, its Interfund Loans also would be secured on the same basis. A Fund could borrow under the Interfund Program only on a secured basis if its total outstanding borrowings immediately after borrowing under the Interfund Program exceed 10% of its total assets. If total outstanding borrowings exceeded 33 1/3% of a Fund’s total assets, the Fund could not borrow under the Interfund Program or from any other source.

Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its total outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter: (i) repay all its outstanding Interfund Loans; (ii) reduce its total outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for above shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% of its total assets is repaid, or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the loan.

The Applicants further conclude that, given these asset coverage limits and the other conditions discussed below, any Interfund Loan would represent “high quality” debt with minimal risk, fully comparable with, and in many case superior to, other short-term investments available to Funds. In the great majority of cases, a Fund would extend an Interfund Loan only if the borrower’s total outstanding borrowings immediately after the Interfund Loan are 10% or less of its assets (1000% asset coverage). In the relatively few instances when a Fund would extend an Interfund Loan to a borrower with outstanding loans immediately after the Interfund Loan representing more than 10% of its total assets (up to the 33 1/3% limit for Funds), the loan would be fully secured by segregated assets, as well as protected by the limit on borrowings from all sources.

In addition, if a Fund borrows from one or more banks, all Interfund Loans to the Fund will become subject to at least equivalent terms and conditions with respect to collateral, maturity, and events of default as any outstanding bank loan. If a bank were to require collateral, a Lending Fund would also require the Borrowing Fund to pledge collateral on the same basis, regardless of the level of the Borrowing Fund’s asset coverage. Similarly, if the bank were to call its loan because of default, the Lending Fund also would call its loan. In addition, the maturity of an Interfund Loan would never be longer than that of any outstanding bank loan and would in no event exceed seven days. Thus, all Interfund Loans to a Fund would have at least the same level of protection as required by any third-party lender to the Fund.

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In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of Lending Funds to call Interfund Loans on any business day, and the fact that the Independent Board Members will exercise effective oversight of the Interfund Program, Applicants believe Interfund Loans to be comparable in credit quality to other high quality money market instruments. Because Applicants believe that the risk of default on Interfund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for Interfund Loans except on the few occasions when a Fund’s total outstanding borrowings represent more than 10% of its total assets (or when a third-party lending bank with an outstanding loan to the Fund requires collateral). Moreover, collateralizing and segregating loans would be burdensome and expensive and would reduce or eliminate the benefits from the Interfund Program. Collateralization and segregation would provide no significant additional safeguard in light of (i) the high credit quality and liquidity of the Borrowing Funds, (ii) the 1000% or greater asset coverage standard for unsecured Interfund Loans, (iii) the demand feature of Interfund Loans and (iv) the fact that the program for both the borrowing and Lending Funds would be administered by the Interfund Lending Team subject to the oversight of the Independent Board Members.

Applicants, however, are sensitive to the need for adequate safeguards in the event there is any possibility of a loan default, no matter how remote. They also have considered safeguards in the unlikely event of a payment dispute between a lending and Borrowing Fund. In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the Lending Fund makes a demand for payment under the provisions of the interfund agreement, the Interfund Lending Team promptly will refer the loan for arbitration to an independent arbitrator selected by the Board, who will act as arbitrator of disputes concerning Interfund Loans and will have binding authority to resolve any disputes promptly. If, in the future, the Funds do not have common Boards, the Board of each affected Fund will select an independent arbitrator that is satisfactory to each Fund.

Applicants believe that the program would involve no realistic risk resulting from potential conflicts of interest. The Advisers, through the Interfund Lending Team, would administer the Interfund Program as a disinterested fiduciary and would receive no additional compensation in connection with the Interfund Program. This means the Interfund Lending Team will not collect any additional fees in connection with the administration of the Interfund Program (i.e., they will not collect standard pricing, record keeping, book keeping or accounting fees in connection with the Interfund Program).

The Interfund Program would not present any significant potential that one Fund might receive a preferential rate to the disadvantage of another Fund. Before the Funds participate in the proposed Interfund Program, the Independent Board Members will carefully consider the benefits and possible additional risks to the Funds as a result of their participation in the proposed Interfund Program and conclude that participation in the proposed Interfund Program would be in the best interests of the Funds. The Independent Board Members of any Fund that determines to participate in the proposed Interfund Program in the future would be required to make a similar determination before such Fund could participate in the proposed Interfund

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Program. Rather, rates would be set pursuant to a pre-established formula approved by the Board of each Fund. This formula operates as a function of the current rates quoted by independent third-parties for short-term bank borrowing and for overnight repurchase agreements. All Funds participating in the Interfund Program on any given day would receive the same rate.

There also is no realistic potential that one Fund’s portfolio manager might maintain or expand his or her Fund’s uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund.

First, the amount of total credit available for Interfund Loans and the amount of interfund borrowing demand would be determined by the Interfund Lending Team. As discussed above, the Interfund Lending Team will accumulate data at least once on each business day on the Fund’s total short-term borrowing needs to meet net redemptions and to cover sales fails and the Fund’s total uninvested cash positions. The Interfund Lending Team operates and would continue to operate independently of the Funds’ portfolio managers. The Interfund Lending Team would not solicit cash for the Interfund Program from any Fund or disseminate borrowing demand data to any portfolio manager that is not a member of the Interfund Lending Team. The Interfund Lending Team would allocate available cash to Borrowing Funds on an equitable basis. No portfolio manager would be able to direct that his or her Fund’s cash balance be loaned to any particular Fund or otherwise intervene in the allocation of loans by the Interfund Lending Team. The Interfund Lending Team will invest cash amounts remaining after satisfaction of borrowing demand in accordance with the instructions of each relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

Second, the Funds’ portfolio managers typically limit their Funds’ cash balance reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds. A Fund may, however, have a large cash position when the portfolio manager believes that market conditions are not favorable for profitable investing or when the portfolio manager is otherwise unable to locate favorable investment opportunities. Because each manager’s compensation may be, in part, related to his or her Fund’s performance record, it would be contrary to the self-interest of the portfolio manager to jeopardize his or her Fund’s performance in order to extend additional credit to other Funds.

Third, a portfolio manager’s decision regarding the amount of his or her Fund’s invested cash balance would be unlikely to affect the ability of other Funds to obtain Interfund Loans. Applicants anticipate that, whenever the Interfund Loan Rate is higher than the Repo Rate, the cash available each day for interfund lending normally would greatly exceed the demand from Borrowing Funds.

For all the foregoing reasons, and subject to the above conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act and in Rule 17d-1 thereunder.

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i.	Exemption from Section 17(a)(3) and 21(b) of the 1940 Act

The Funds share an Adviser, and principal officers of the Funds are and in the future may be identical. Although the power of the officers of the Funds arise solely as a result of their official positions with the Funds, in view of the overlap of officers among the Funds, the Funds might be deemed to be under common control and thus “affiliated persons” of each other within the meaning of that term under Section 2(a)(3) of the 1940 Act. While Applicants believe that the Funds are not “affiliated persons” of one another, nevertheless, Applicants seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act, which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company. The Applicants also seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act to the extent that the certain of the Funds could be deemed to be under common control by virtue of having a common investment Adviser.

ii.	Exemption from Section 17(a)(1), 17(a)(2) and 17(a)(3) Pursuant to Section 17(b).

For the reasons set out below, each of the conditions for relief granted pursuant to section 17(b) of the 1940 Act have been satisfied by the Applicants.

1.	The Terms of the Proposed Transactions are Fair and Reasonable and Do Not Involve Overreaching on the Part of Any Person Concerned.

Applicants submit that the Interfund Loans will be on terms that are reasonable and fair to participating Funds and that substantially eliminate opportunities for overreaching. As discussed earlier, interest rates for all Interfund Loans will be based on the same objective and verifiable standard – i.e., the average of (1) the Repo Rate and (2) the Bank Loan Rate. Thus, the rate for a Borrowing Fund will be lower and, for a Lending Fund will be higher, than that otherwise available to them. Because the interest rate formula is objective and verifiable and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

Furthermore, because each Fund’s daily borrowing demand or cash reserve would be determined independently of any others, and all such decisions would be aggregated by the Interfund Lending Team and matched on an equitable basis pursuant to procedures approved by the Funds’ Boards, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other. In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

Periodic review by each Fund’s Board, including the Independent Board Members, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

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2.	The Proposed Transactions Will Be Consistent with the Policies Set Forth in the Funds’ Registration Statements.

All borrowings and Interfund Loans by the Funds will be consistent with the organizational documents, registration statement, and investment policies and limitations of the respective Funds. The registration statement for each Fund discloses or will disclose the extent to which the respective Fund may borrow money for temporary or emergency purposes.

3.	The Proposed Transactions Will Be Consistent with the General Purposes of the 1940 Act.

The general purposes of the 1940 Act are to mitigate and, so far as feasible, to eliminate the conditions enumerated in Section 1(b) of the 1940 Act. Section 1(b)(7) declares that the national public interest and the interest of investors is adversely affected when investment companies by excessive borrowing increase unduly the speculative character of their shares. Applicants submit that there are ample protections in the proposed conditions to preclude the use of Interfund Loans to unduly increase the speculative nature of any Fund. Each Interfund Loan will have a maturity of seven days or less, making it inherently unsuitable for creating leverage in a Fund through the purchase of additional securities. These are marked to market securities that are not speculative. Funds have the ability to make loans to entities that are higher risk than the other Funds. A Fund’s borrowings through the proposed Interfund Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. Accordingly, the Interfund Loans could not be used to increase the speculative character of the Borrowing Fund. Therefore, the proposed Interfund Program is fully consistent with the general purposes of the 1940 Act. Moreover, the terms of each Interfund Loan will be fair to each Fund and will be preferable to either investing in Short-Term Investments from the perspective of the Lending Fund or borrowing from a bank from the perspective of the Borrowing Fund.

Section 21(a) of the 1940 Act provides that a registered management investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission. Similarly, subparagraphs (B) and (G) of Section 8(b)(1) of the 1940 Act require that registered investment companies must disclose the extent to which (if at all) they intend to engage in borrowing money and making loans to other persons. A Fund would disclose all material information regarding the Interfund Program in its registration statement as long as the Fund participates in the Interfund Program.

The Interfund Program is consistent with the overall purpose of Sections 17(a)(3) and 21(b) of the 1940 Act. These Sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders. The affiliate borrowing transactions covered by Section 21(b) of the 1940 Act are also covered by Section 17(a)(3) of the 1940 Act. To the extent that Congress intended Section 21(b) of the 1940 Act to cover some more specific abuse, the

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Section appears to have been directed at prohibiting upstream loans. See S. Rep. No. 1775, 76th Cong., 3d Sess. 15 (1940); House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940). The lending transactions at issue here, of course, do not involve upstream loans. The proposed transactions do not raise such concerns because (i) the Advisers, through the Interfund Lending Team, would administer the Interfund Program as disinterested fiduciaries as part of their duties under the investment management and administrative agreements with each Fund; (ii) all Interfund Loans would consist only of uninvested cash reserves that the Fund otherwise would invest in short-term repurchase agreements or other short-term investments; (iii) the Interfund Loans would not involve a greater risk than such other investments; (iv) the Lending Fund would receive interest at a rate higher than it could obtain through such other investments; and (v) the Borrowing Fund would pay interest at a rate lower than otherwise available to it through custodian overdrafts and avoid the up-front commitment fees generally associated with committed lines of credit. Moreover, the other conditions that the Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

Applicants acknowledge that the issuance of Interfund Loans may be subject to other regulatory requirements in addition to the Act, including the Federal Reserve Board’s Regulation U. Applicants will comply with any such requirements, to the extent applicable.

iii.	Exemptions from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act.

Applicants do not concede that the proposed Interfund Program would involve transactions by any “affiliated persons” of a Fund. Applicants further submit that the proposed Interfund Program would involve neither the issuance or sale of any “security” by a Borrowing Fund to a Lending Fund nor the purchase of any “security” by a Lending Fund from a Borrowing Fund within the meaning of Sections 17(a)(1), 17(a)(2) or 12(d)(1) of the 1940 Act. However, because of the broad definition of a “security” in Section 2(a)(36) of the 1940 Act, the obligation of a Borrowing Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the 1940 Act; similarly, the pledge of 17(a)(2) securities to secure an Interfund Loan by the Borrowing Fund to the Lending Fund could constitute a “purchase” of securities for the purposes of Section 17(a)(2). Thus, the Applicants seek relief from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act with respect to the Funds participation in the proposed Interfund Program.

The requested relief from Section 17(a)(2) of the 1940 Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is a Fund) or the same or better conditions (in any other circumstance). Any collateral pledged to secure an Interfund Loan will be available solely to secure repayment of such Interfund Loan.

Applicants submit that the requested exemptions are appropriate, in the public interest, and consistent with the protection of investors and policies and purposes of the 1940 Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b) of the 1940 Act.

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Furthermore, Applicants submit that the proposed Interfund Program does not involve the type of abuse at which Section 12(d)(1) of the 1940 Act was directed. Section 12(d)(1) of the 1940 Act imposes certain limits on an investment company’s acquisition of securities issued by another investment company. That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investment companies. In the instant case, the entire purpose of the proposed Interfund Program is to provide economic benefits for all the participating Funds and their shareholders. The Advisers, through the Interfund Lending Team, would administer the Interfund Program as fiduciaries and disinterested parties, to ensure fair treatment of all the Funds and their shareholders, and each Adviser will receive no additional compensation for its services in administering the Interfund Program. There would be no duplicative costs or fees to the Funds or their shareholders. Neither the Adviser to the Lending Fund nor the Adviser to the Borrowing Fund would receive any compensation for their services.

iv.	Order Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder.

Applicants also believe that the proposed Interfund Program would not involve any “joint transaction,” “joint enterprise” or “joint profit sharing arrangement” with any affiliated person subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. To avoid any possible issue, however, Applicants seek an order under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent that they may be deemed applicable to the proposed Interfund Program.

Section 17(d) of the 1940 Act, like Section 17(a) of the 1940 Act, was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section 17(d) of the 1940 Act is to avoid overreaching and an unfair advantage to insiders.9 For the same reasons discussed above with respect to Section 17(a) of the 1940 Act, participation in the Interfund Program would not involve overreaching or an unfair advantage. Furthermore, the Interfund Program is consistent with the provisions, policies and purposes of the 1940 Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Thus, each Fund’s participation in the proposed Interfund Program would be on terms that are no less advantageous than that of other participating Funds.

v.	Exemption from Section 18(f)(1) of the 1940 Act.

Applicants also request exemptive relief under Section 6(c) of the 1940 Act from Section 18(f)(1) of the 1940 Act to the limited extent necessary to implement the Interfund Program (because the Lending Funds are not banks). Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing “any senior security” “…except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such

[9]	See e.g., Hearings on S. 3580 Before A subcomm. of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. (1940) at 211-213.

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registered company.…” Applicants seek exemption from this provision only to the limited extent necessary to allow a Fund to borrow through the Interfund Program, subject to all the conditions proposed herein, including the condition that immediately after any unsecured borrowing, there is at least 1000% asset coverage for all interfund borrowings of the Borrowing Fund. Collateralized borrowing under the Interfund Program would require at least a three to one ratio of asset coverage to debt. The Funds would remain subject to the requirement of Section 18(f)(1) of the 1940 Act that all borrowings of the Fund, including the combined Interfund Loans and bank borrowings, have at least 300% asset coverage.

Based on the numerous conditions and substantial safeguards described in this Amended Application, Applicants submit that to allow the Funds to borrow from other Funds pursuant to the proposed Interfund Program is fully consistent with the purposes and policies of Section 18(f)(1) of the 1940 Act. Applicants further submit that the exemptive relief requested is necessary and appropriate in the public interest because it will help the Borrowing Funds to satisfy their short-term cash needs at substantial savings, and it will enable Lending Funds to earn a higher return on the uninvested cash balances without materially increased risk and without involving any overreaching.

VII.	CONCLUSION

For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions described above, would be reasonable and fair, would not involve overreaching and would be consistent with the investment policies of the Funds and with the general purposes of the 1940 Act. Applicants also submit that their participation by the Funds in the Interfund Program would be consistent with the provisions, policies and purposes of the 1940 Act, and would be on a basis that is no different from or less advantageous than that of any other participant.

VIII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the first page of this Amended Application. Applicants further state that all written or oral communications concerning this Amended Application should be directed as indicated on the first page of this Amended Application.

All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Amended Application. Each person signing the Amended Application is fully authorized to do so. The Authorizations required by Rule 0-2(c) under the 1940 Act are included in this Amended Application as Exhibits A-1 and A-2. The Verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 and B-2.

The Applicants request that the Commission issue the requested exemptive order in accordance with the procedures of Rule 0-5 under the 1940 Act without a hearing.

[Signature Page Follows]

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The Applicants have caused this Amended Application to be duly signed on their behalf on the 15th day of February, 2017.

ALLIANZ FUNDS ALLIANZ FUNDS MULTI-STRATEGY TRUST ALLIANZGI INSTITUTIONAL MULTI-SERIES TRUST PREMIER MULTI-SERIES VIT

By:	/s/ Thomas J. Fuccillo
Name:	Thomas J. Fuccillo
Title:	President and CEO

ALLIANZ GLOBAL INVESTORS U.S. LLC

By:	/s/ Peter Bonanno
Name:	Peter Bonanno
Title:	Managing Director

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Exhibits to Amended Application

The following materials are made a part of the Amended Application and are attached hereto:

Designation	Document

Exhibits A-1 through A-2	Certifications
Exhibits B-1 through B-2	Verifications

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Exhibit A-1

CERTIFICATION

ALLIANZ FUNDS

ALLIANZ FUNDS MULTI-STRATEGY TRUST

ALLIANZGI INSTITUTIONAL MULTI-SERIES TRUST

PREMIER MULTI-SERIES VIT

The undersigned hereby certifies that he is the duly elected President and Chief Executive Officer of Allianz Funds, Allianz Funds Multi-Strategy Trust, AllianzGI Institutional Multi-Series Trust and Premier Multi-Series VIT (each a “Trust”); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents and By-laws of each Trust have been taken, and the person signing and filing the Application on behalf of each Trust is fully authorized to do so; and that the Board of each Trust adopted the following by vote at a meeting duly called and held on September 21, 2016 in accordance with the By-laws of each Trust:

RESOLVED, that the appropriate officers of each Trust be, and they are, authorized to execute and file an exemptive application, and any amendments thereto, with the Securities and Exchange Commission on behalf of each Trust, for an order exempting each Trust from Sections 12(d)(1), 17(a)(1), 17(a)(2), 17(a)(3), 17(d), 18(f) and 21(b) of the Investment Company Act of 1940, as amended (“1940 Act”), and Rule 17d-1 thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to each Trust that will allow each Trust to engage in interfund lending, in a form satisfactory to such officers and counsel to each Trust, the execution and filing of such application and any amendment thereto to be conclusive evidence of the Trustees’ authorization hereby; and further,

RESOLVED, that the officers of each Trust be, and each of them is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

IN WITNESS WHEREOF, I have hereunto set my name on the 15th day of February, 2017.

By:	/s/ Thomas J. Fuccillo
Name:	Thomas J. Fuccillo
Title:	President and CEO

26 of 29.

Exhibit A-2

CERTIFICATION

ALLIANZ GLOBAL INVESTORS U.S. LLC

The undersigned hereby certifies that he is Managing Director of Allianz Global Investors U.S. LLC (the “Company”); that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents of the Company have been taken, and the person signing and filing the Application on behalf of the Company is fully authorized to do so; and that the Management Board of the Company adopted the following resolution on September 21, 2016:

RESOLVED, that the appropriate officers of the Company be, and they hereby are, authorized to file on behalf of the Company an application for exemptive relief from Sections 12(d)(1), 17(a)(1), 17(a)(2), 17(a)(3), 17(d), 18(f) and 21(b) of the Investment Company Act of 1940, as amended (“1940 Act”), and Rule 17d-1 thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to each of the Allianz Funds, Allianz Funds Multi-Strategy Trust, AllianzGI Institutional Multi-Series Trust, and Premier Multi-Series VIT (each a “Trust”) that will allow each Trust and each existing and future registered open-end management investment company or series thereof or future registered closed-end management investment company to engage in interfund lending, in a form satisfactory to such officers and counsel to each Trust.

Dated: February 15, 2017

By:	/s/ Peter Bonanno
Name:	Peter Bonanno
Title:	Managing Director

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Exhibit B-1

VERIFICATION

ALLIANZ FUNDS

ALLIANZ FUNDS MULTI-STRATEGY TRUST

ALLIANZGI INSTITUTIONAL MULTI-SERIES TRUST

PREMIER MULTI-SERIES VIT

The undersigned, being duly deposed and sworn, deposes and states that he has duly executed the attached Amended Application for an Exemptive Order on February 15, 2017 for and on behalf of Allianz Funds, Allianz Funds Multi-Strategy Trust, AllianzGI Institutional Multi-Series Trust and Premier Multi-Series VIT (the “Trusts”); that he is the President and Chief Executive Officer of the Trusts; and that all actions by trustees, officers, and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

February 15, 2017

By:	/s/ Thomas J. Fuccillo
Name:	Thomas J. Fuccillo
Title:	President and CEO

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Exhibit B-2

VERIFICATION

ALLIANZ GLOBAL INVESTORS U.S. LLC

The undersigned, being duly deposed and sworn, deposes and states that he has duly executed the attached Amended Application for an Exemptive Order on February 15, 2017 for and on behalf of Allianz Global Investors U.S. LLC (“AllianzGI US”); that he is Managing Director of AllianzGI US; and that all actions necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

February 15, 2017

ALLIANZ GLOBAL INVESTORS U.S. LLC

By:	/s/ Peter Bonanno
Name:	Peter Bonanno
Title:	Managing Director

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